Exhibit 99.1

	Masterworks 012, LLC

	Gross Artwork Sale Proceeds	$2,222,500.00 *
(+)	Cash on Balance Sheet	$121.00
(-)	Sale Expenses Charged to Issuer	$0.00
=	Net Liquidation Proceeds	$2,222,621.00
(-)	Class B Shares	$(100.00)
(-)	Class B Profit Share	$(191,736.20)
=	Distributable Proceeds to Class A Shares	$2,030,784.80
(/)	Total Class A Shares Outstanding	63,192 **
=	Distributable Proceeds per Class A Share	32.14
(/)	Initial Offering Price per Class A Share	20.00
=	Multiple on Invested Capital (MOIC)	1.61

	Offering period
	Cash Receipt Date	7/3/2023
(-)	Final Offering Close Date	7/31/2020
=	Days from final close to cash receipt	1,067
(/)	Days of year	365
=	IRR Period (in years)	2.92

	IRR Calculation
	MOIC	1.61
	IRR Period (in years)	2.92
	IRR	17.6%

*Reflects deduction of a third-party advisor fee.

**Reflects 2,692 Class A shares issued in respect of administrative service fees to Masterworks Administrative Services, LLC.